Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Nos. 333-49407, 333-34927, 333-28043, 333-91253, 333-63664, 333-139470, 333-141481, and 333-167746 on Form S-8 and 333-165672 on Form S-3) of CVS Caremark Corporation and in the related Prospectuses of our reports dated February 17, 2012, with respect to the consolidated financial statements of CVS Caremark Corporation, and the effectiveness of internal control over financial reporting of CVS Caremark Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2011 and to the reference to our firm under the heading “Selected Financial Data”, included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 17, 2012